Exhibit 99.3

Internal Company FAQ – 03.03.21

Confidential and Internal only

GENERAL

What exactly did we just announce?

Today we announced that after careful consideration, we have entered into an agreement with Apollo Global Management, a global private equity firm, to be acquired and become a private company again.

What happens next?

The transaction, which is subject to regulatory approvals and certain other closing conditions, is expected to be completed by the end of the first half of our fiscal year, which is July 31, 2021. Once the transaction is complete, we will be a privately-owned company, and our shares will no longer be traded on Nasdaq.

How did this come about?

Our recent growth and transformation led to an unsolicited offer to buy the company. Ashley and the rest of the Board unanimously agreed that entering into a merger agreement with Apollo is in the best interest of Michaels and our stockholders.

Is it good for us?

Yes, this is an investment in the continued and ultimate long-term success of Michaels. As a private company, we will have significant financial flexibility to continue to invest in, expand and improve our retail and digital platforms. None of this would have been possible without the support of every single team member, and we are all grateful for your hard work and commitment.

Will Michaels still exist following the close of the deal?

Yes. As we continue to solidify the iconic Michaels brand as the one stop shop for Makers, we will continue to pursue the unique opportunity to expand the Maker ecosystem and build a platform that brings Makers together to connect, be inspired, and prosper. Apollo shares our vision, and with their support, we will continue to invest in this connected platform to further engage our core customers and the Maker community.

How will this affect our day-to-day operations?

Business will operate as usual through the close of the transaction. We must remain focused on our strategy and continue to execute on it as we have been.

HR & BENEFITS

Should team members continue to come to work as scheduled?

Yes. Business across the company will operate as usual through the close of the transaction.

Will I still receive my annual bonus payout on March 26, 2021?

Yes. If you are bonus-eligible, your scheduled bonus payment will not change.

Will I still receive my annual equity grant on March 5, 2021?

Yes. If you are eligible for a grant, your annual equity grant will not change.

Will I still receive my merit increase in my paycheck on April 9, 2021?

Yes. If you are eligible for an increase, your scheduled pay increase will not change.

Will I continue to receive my paycheck on the same pay cycle?

Yes. Your paycheck cycle will not change.

Will salaries and benefits be affected? Will my 401k or health care benefits change? Will my employee discount change?

At this time, we do not anticipate any significant changes to pay or benefits.

Will there be any layoffs as a result of this?

This investment is about supporting our continued growth and transformation. There are no plans for any reduction in workforce at this time.

STOCK

What does it mean for Michaels to go from being a public company to a private company?

As a result of this deal, after the closing of the transaction, Apollo will own all of our shares. Once the transaction is complete, we will be a privately-owned company. We will no longer report earnings on a quarterly basis or be a publicly traded company. As a privately held company, we will have financial flexibility and focus on the strategy; and we see this as a good thing for the business overall.

If I own Michaels shares, what happens to those?

Michaels will file tender offer documentation in connection with the proposed transaction with the US Securities and Exchange Commission and mail it to stockholders. If you own shares, please read the tender offer documentation when it becomes available because it will contain important information regarding the proposed transaction. You may obtain free copies of the tender offer documentation (when available) and other related documents filed by Michaels with the SEC at www.sec.gov.

MANAGEMENT

Michaels has performed well through the pandemic and has executed on the Company’s foundational transformation. Why is this a good time to sell the business?

Michaels received an unsolicited offer to buy the company and the Board believes Apollo is offering a compelling value for Michaels. Ashley and the rest of the Board unanimously agreed that entering into a merger agreement with Apollo is in the best interest of Michaels and our stockholders. This is an investment in the continued and ultimate long-term success of Michaels. Apollo is committed to supporting us in meeting the needs of our core Maker customer. Plus they have a track record of working with management teams to help companies build on their success.

Will Ashley and the current management team stay on to lead the company? Do you expect any executive departures?

Ashley and the executive team remain committed to focusing on serving our customers while managing Michaels and executing against the strategic plan.

How worried are you that the success Michaels has enjoyed lately will not be long-lived once the pandemic is more under control and consumers turn their attention and their spending to other activities?

We all recognize the pandemic has changed consumer behaviors and expectations and the operating environment for retailers, and no one knows how lasting they are or what further evolutions will look like. Arts and crafts retailing is no exception. We do know that continuing to solidify the Michaels brand as the one-stop-shop for arts and crafts will position us for success, and so will pursuing the unique opportunity to expand the Maker ecosystem and build a platform that brings Makers together to connect, be inspired, and prosper. We will need continued focus and significant additional investment to adapt to these changes and serve and expand our core Maker community.

What’s Apollo like?

Ashley and others on the Board spent a significant amount of time with Apollo and feel confident in this partnership. Apollo has more than 30 years of experience helping companies grow and transform. They believe in us, our strategy and our team and will help us achieve what we set out to do.

STORES

What should I tell customers who ask me about this in our stores?

Michaels is here for the Maker and will continue to be. This transaction positions the company for our next phase of growth as a private company and will enable us to continue to serve, engage, and expand our valued Maker community.

Does this change the executional priorities in the store and what we’ve been focusing on?

Absolutely not. This is business as usual at Michaels. We need to continue to double down on the execution of the priorities that we already identified.

What should I say if a member of the media shows up at my store, or I am contacted by media or other third parties about the transaction?

You can kindly point anyone to the press release in our company’s newsroom: https://www.michaelspressroom.com/press-releases

For media specifically, our policy is that media representatives are not permitted to film or conduct interviews in our stores without prior approval from the Michaels Communications team. Of course, we cannot prevent press from talking to folks outside the store or in other public spaces. If you are contacted by the media or others about the transaction, do not provide any comment. Please politely direct them to Michaels VP of Comms, Anna White, anna.white@michaels.com or 917.553.5916.

Important Information

The tender offer for the outstanding shares of Michaels common stock has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Michaels common stock. The solicitation and offer to buy shares of Michaels common stock will only be made pursuant to the tender offer materials that Apollo intends to file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the tender offer is commenced, Apollo will file a tender offer statement on Schedule TO with the SEC, and Michaels will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. MICHAELS’ STOCKHOLDERS ARE ADVISED TO READ THE SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO. Both the tender offer statement and the solicitation/recommendation statement will be mailed to Michaels’ stockholders free of charge. Investors and stockholders may obtain free copies of the Schedule TO and Schedule 14D-9, as each may be amended or supplemented from time to time, and other documents filed by the parties (when available) at the SEC’s web site at www.sec.gov, by contacting Michaels’ Investor Relations either by telephone at 972-409-1393, e-mail at james.mathias@michaels.com or on Michaels’ website at www.michaels.com.

Forward-Looking Statements

This document includes forward-looking statements which reflect management's current views and estimates regarding the ability of the parties to complete the proposed transaction and the expected timing of completion of the proposed transaction, among other matters. The words "anticipate", "assume", "believe", "continue", "could", "estimate", "expect", “forecast”, "future", “guidance”, “imply”, "intend", "may", “outlook”, "plan", "potential", "predict", "project", and similar terms and phrases are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The Company cannot assure investors that future developments affecting the Company will be those that it has anticipated. Actual results may differ materially from these expectations due to uncertainties related to the timing and expected financing of the tender offer and the merger; uncertainty surrounding how many of Michaels’ stockholders will tender their shares in the tender offer; the possibility that any or all of the various conditions to the consummation of the tender offer, including the failure to receive required regulatory approvals from any applicable governmental entities, may not be satisfied or waived in a timely manner, if at all; the possibility of business disruptions due to transaction-related uncertainty; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; and other risks and uncertainties including those identified under the heading “Risk Factors” in the Company’s most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, each of which are filed with the Securities and Exchange Commission ("SEC") and available at www.sec.gov, and other filings that the Company may make with the SEC in the future. If one or more of these risks or uncertainties materialize, or if any of the Company's assumptions prove incorrect, the Company's actual results may vary in material respects from those projected in these forward-looking statements.

Any forward-looking statement made by the Company in this document speaks only as of the date hereof. Factors or events that could cause the Company's actual results to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company does not undertake and specifically disclaims any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.